Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, TX 77046-1173

VIA EDGAR

July 13, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Jaea Hahn, Esq.

Re: AIM Counselor Series Trust (Invesco Counselor Series Trust) (the "Registrant") (File Nos. 333- 36074; 811-09913; CIK No. 0001112996) – Responses to Comments on Post-Effective Amendment No. 149

Dear Ms. Hahn:

This letter responds to comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC"), which you conveyed via telephone on July 1, 2021, regarding Post-Effective Amendment No. 149 to the Registrant's registration statement under the Securities Act of 1933, as amended, and Amendment No. 150 to the Registrant's registration statement under the Investment Company Act of 1940, as amended, which was filed with the SEC on May 14, 2021 (the "Amendment").

The Amendment was filed solely in connection with the repositioning of Invesco Low Volatility Equity Yield Fund (the "Fund"). Each of your comments is set forth below in bold with the Registrant's response immediately below each comment. Responses will be incorporated into the next post-effective amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the Registration Statement.

Prospectus

1.Comment: To be consistent with recent revisions to Form N-1A, in the very first sentence under "Fees and Expense of the Fund," revise the language to reflect that the table describes the fees that a shareholder may pay if they buy, hold and sell shares of the Fund.

Response: The disclosure has been revised accordingly.

2.Comment: In the second paragraph under "Fees and Expenses of the Fund," move the last sentence (beginning with "The table and Examples"") to the beginning of the paragraph and bold the language as prescribed by the Form N-1A.

Response: The disclosure has been revised accordingly.

3.Comment: We note that the Fund has made significant changes to its investment strategies, including removing its non-fundamental 80% policy and changing its portfolio managers

(collectively, the "Fund Changes").

a)Supplementally inform the Staff why the Board of Trustees believes these changes are consistent with its fiduciary duties and are in the best interest of the shareholders who did not vote for the changes:

1)Explain in detail what information the Board considered and how it weighed the information in arriving at its decision;

2)Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new fund;

3)Support the explanation of the board's deliberation with data. For example, if costs were a consideration – provide data on the expected cost savings of the proposed changes as compared with starting a new Fund.

b)Supplementally, please explain why the Adviser believes the changes are consistent with its fiduciary duty to the Fund.

c)What is the composition of the Fund's shareholder base, e.g., affiliated vs non-affiliated; retail vs institutional shareholders; domestic vs foreign. Clarify what percentage of the

Fund's shares are held by retail investors.

d)Please explain supplementally why making the changes in a post-effective amendment to the registration statement of an existing Fund, as opposed to an amendment adding a new fund is consistent with the text and policy of Rule 485(a) under the Securities Act. Also explain why you believe this does not provide an unfair competitive advantage over other registrants which add new series under 485(a) that go effective within 75 days as opposed to 60 days.

e)Inform the SEC Staff in the response letter what percentage of the Fund's current portfolio needs to repositioned as a result of the changes.

Response: The Registrant will consider Comment No. 3, including its subparts, and provide responses in separate correspondence to the staff.

4.Comment: In the principal investment strategies the disclosure discusses the equity portion of the Fund's portfolio will be constructed using quantitative models that generate broad-based indices. Please clarify whether the Fund intends to hold individual equity securities as suggested by the disclosure or as an investment through an index fund or index sleeve, as also suggested by the disclosure (that talks about the Equity portfolio).

a)If the Fund intends to hold an index sleeve, please clarify whether it is going to purchase shares of affiliated or unaffiliated underlying funds;

b)Whether it will sample an index or replicate an index; If indexing will play a role in portfolio composition, please include a description of the index, index methodology, e.g., any component selection criteria, how index components are included or excluded, the index weighting methodology; the name of the index and the index provider, the rebalance and reconstitution process, and the number of index components.

c)If the fund does intend to utilize indexing, please discuss principal risks related to indexing, which may include concentration risk, tracking error risk, passive investment risk, and management risk, if the index fund uses representative sampling optimization or enhanced indexing strategies.

Response: The Fund does not employ a replication or sampling strategy in relation to an index nor does it hold a sleeve that seeks to replicate or sample an index. The purpose of the Fund is to provide high income through a diversified portfolio of equity securities and equity-linked notes while providing some downside protection in the event of broad equity market downturns and also providing ongoing equity market participation. To efficiently construct the Equity portion of the portfolio to be both diversified and reflective of the portfolio managers' views of the market, the portfolio managers will identify factors (e.g., momentum, value, quality and low volatility, as disclosed in the prospectus) which they deem desirable based upon quantitative modeling of one or more indices that may be used by the portfolio managers as a tool to inform investment decisions. Unlike an indexing strategy, the portfolio managers' will retain full discretion over the securities selected for investment by the Fund as well as over the selection of factors and/or indices used as part of the quantitative modeling. The Registrant believes that the current disclosure accurately and appropriately reflects the portfolio managers' investment process given the intended and expected dynamic nature of the selection of factors and indices and the sole discretion of the portfolio managers with respect to the inputs into the process and the use of the outputs of the process. Because the Fund does not intend to replicate or sample an index, it has not added the principal risks associated with such indexing strategies. The Fund notes that the use of quantitative models is disclosed as a principal risk of the Fund.

5.Comment: We note that "Financial Services Sector Risk" is included in the risk factors. Please add corresponding disclosure in the principal investment strategies to identify financial services as an area of concentration.

Response: The disclosure has been revised accordingly.

6.Comment: Under the Item 9 disclosures, we noticed that the revised Item 9 disclosure relating to the Fund's principal investment strategy repeats the item 4 disclosure. Please review and revise these sections to minimize duplicative disclosure. See IM Guidance Update 2014-08.

Response: We have reviewed the Items 4 and 9 disclosures in light of the Staff's comment. We do not believe the current disclosures are prohibited by Form N-1A and adequately provide shareholders with the necessary information, and thus the Fund respectfully declines to revise the disclosure at this time. Importantly, we note however that we are also currently in the process of reviewing all of the Invesco funds' disclosures on an ongoing basis in light of recent Staff IM Guidance Updates and expect to make changes to fund disclosures as they update annually.

Statement of Additional Information

7.Comment: Under the section "Loans, Loan Participations and Assignments," please add disclosure that it may take longer than seven days for transactions in leveraged loans to settle,

which means that it could take the Fund significant time to receive its money after selling its investment. Please address how the fund intends to meet short term liquidity needs which may arise after a longer settlement period.

Response: The following has been added to the section "Loans, Loan Participations and Assignments": "The secondary market for certain floating rate loans may be subject to irregular trading activity,

wide bid/ask spreads and extended trade settlement periods (in some cases, longer than seven days)." Separately, the Fund does not intend to invest more than 5% in loans and so do not anticipate such investments will impact the Fund's short-term liquidity needs as the other investments in the Fund are highly liquid.

*****

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 652-4208.

Sincerely,

/s/ Taylor V. Edwards Taylor V. Edwards Assistant General Counsel

cc:Jeffrey H. Kupor, Esq. Matthew R. DiClemente, Esq. Mena Larmour, Esq.

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